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SEC Mail Processing

SEC FILE NUMBER

FEB 29 2024

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northcoast Research Partners, LLC (filed as confidential information)

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1301 East Ninth Street Suite 1500

(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sal Raffa	216-468-6955	sal.raffa@northcoastresearch.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Barnes Wendling CPAs, Inc.

(Name – if individual, state last, first, and middle name)

1350 Euclid Avenue Suite 1400	Cleveland	Ohio	44115
(Address)	(City)	(State)	(Zip Code)

04/22/2008	3179
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sal Raffa, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northcoast Research Partners, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: S. Raffa

Title: Chief Financial Officer

Holly Wilamosky
Notary Public

NOTARY PUBLIC STATE OF OHIO

HOLLY WILAMOSKY
Notary Public
State of Ohio
My Comm. Expires
January 25, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHCOAST RESEARCH PARTNERS, LLC

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION AND SUPPLEMENTAL REPORTS

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

FOR THE YEAR ENDED DECEMBER 31, 2023

NORTHCOAST RESEARCH PARTNERS, LLC

TABLE OF CONTENTS

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

Barnes Wendling
Since 1946 CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Northcoast Research Holdings, LLC, the Sole Member of
Northcoast Research Partners, LLC
Cleveland, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northcoast Research Partners, LLC (the Company) as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1350 Euclid Ave., Ste. 1400
Cleveland, OH 44115-1830
P 216.566.9000 • f 216.566.9321

5050 Waterford Drive
Sheffield Village, OH 44035-1497
P 440.934.3850 • f 440.934.3950

5002 Timber Commons Drive
Sandusky, OH 44870-8906
P 419.626.3627 • f 419.626.3796

Toll free 800.369.6375 | barneswendling.com

Barnes Wendling CPAs Since 1946

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Auditors' Report on Supplemental Information

The Computation of Net Capital and Required Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Pursuant to Rule 17a-5(d)(2)(iii) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Required Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Pursuant to Rule 17a-5(d)(2)(iii) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Barnes Wendling CPAs, Inc.

Barnes Wendling CPAs, Inc.
We have served as the Company's auditor since 2019.
Cleveland, Ohio
February 27, 2024

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

	DECEMBER 31, 2023
ASSETS	
Cash	$ 542,100
Restricted cash equivalents	216,397
Deposit held by clearing broker	257,719
Receivable from broker	113,583
Receivables from customers	151,923
Prepaid expenses	37,464
Equipment and leasehold improvements, net	21,655
Right-of-use asset	20,005
	$ 1,360,846
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	$ 50,607
Accrued payroll	236,300
Deferred revenue	13,899
Lease liability	28,682
TOTAL LIABILITIES	329,488
MEMBER'S EQUITY	1,031,358
	$ 1,360,846

See accompanying notes to financial statements.

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF OPERATIONS

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

	FOR THE YEAR ENDED DECEMBER 31, 2023
REVENUES	
Research revenue	
Check payment	$ 4,658,723
Trading commissions	1,055,932
Interest income	13,985
TOTAL REVENUES	5,728,640
EXPENSES	
Employee compensation and benefits	4,375,616
Operational and data services	671,541
Travel and entertainment	161,988
Brokerage fees	82,646
Occupancy and depreciation	312,549
Legal, regulatory and professional fees	148,585
Other expenses	98,988
TOTAL EXPENSES	5,851,913
NET LOSS	$ (123,273)

See accompanying notes to financial statements.

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

	FOR THE YEAR ENDED DECEMBER 31, 2023
Balance at January 1, 2023	$ 1,269,631
Distributions to Parent	(115,000)
Net loss	(123,273)
Balance at December 31, 2023	$ 1,031,358

See accompanying notes to financial statements.

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF CASH FLOWS

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

	FOR THE YEAR ENDED DECEMBER 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (123,273)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	17,337
Amortization of right-of-use asset	229,173
Cash provided (used) by:	
Receivables from customers	50,251
Receivable from broker	25,261
Prepaid expenses	(9,366)
Accounts payable	4,140
Accrued payroll	(22,974)
Deferred revenue	13,899
Lease liability	(332,435)
NET CASH USED BY OPERATING ACTIVITIES	(147,987)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net decrease in deposit held by clearing broker	8,999
Purchase of office equipment	(10,519)
NET CASH USED BY INVESTING ACTIVITIES	(1,520)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Parent	(115,000)
NET CASH USED BY FINANCING ACTIVITIES	(115,000)
NET DECREASE IN CASH AND RESTRICTED CASH	(264,507)
Cash and restricted cash equivalents, beginning of year	1,023,004
Cash and restricted cash equivalents, end of year	$ 758,497

See accompanying notes to financial statements.

NOTE A – Organization and nature of business

Northcoast Research Partners, LLC (the Company) provides independent equity research to its institutional customers. The Company is a limited liability company organized under the laws of Ohio and was incorporated on October 29, 2008. They began trading operations during May 2009. The Company, a wholly-owned subsidiary of Northcoast Research Holdings, LLC (Holdings or Parent), is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA). In 2023, the Company became an Investment Adviser under the Ohio Advisors Act Chapter 1301:6.

NOTE B – Summary of significant accounting policies

General
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The Company provides independent equity research to its customer base. Customers will compensate the Company through trading commissions on security transactions or check payment either directly from the customer or its designated payee.

The Company executes trade orders from customers on an agency basis. When a customer enters into a security transaction, a commission is charged. Commissions and related clearing expenses are recorded on trade date (the date the Company executes the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards have been transferred to the customer.

Check payment amounts are agreed to with the customer along with services provided and terms. Check payment revenue is recorded when both the services have been satisfied and the pricing is agreed upon.

NOTE B – Summary of significant accounting policies, continued

Cash and restricted cash equivalents
Cash and restricted cash equivalents consist of cash and other highly liquid resources, such as money market funds with an original maturity of three months or less when purchased. Cash and restricted cash equivalents include a money market fund account set aside as collateral for the Parent's demand line of credit as required by contractual agreement with the bank of $216,397. When the related bank debt is paid in full, the restriction will lapse. Management evaluated the credit worthiness of the respective financial institutions and, along with consideration of historical trends, determined no allowance for credit losses was necessary for the money market fund as of December 31, 2023.

Deposit held by clearing broker
Under the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain a certain level of cash on deposit with the clearing broker. Should the clearing broker suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker. Deposit held by clearing broker at December 31, 2023 is $257,719. Management evaluated the credit worthiness of the clearing broker along with consideration of historical trends, determined no allowance for credit losses was necessary for the deposit held by clearing broker as of December 31, 2023.

Concentration of credit risk and credit losses
The Company's cash balance is primarily in two financial institutions. For each financial institution, the respective balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company had receivables from three customers at December 31, 2023 that comprised 65% of the receivables from customers balance.

The Company is further exposed to credit risk for commissions receivable from broker, which is collected within 30 days, and the Company is also exposed to credit risk for the deposit held by clearing broker. Such credit risk is generally limited to the amount of the receivable from broker and deposit held by clearing broker.

In the normal course of business, the Company's customers and clearing broker activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss or gain.

The Company has not experienced nonperformance by any customer or it's clearing broker in the above situations during 2023 nor does it anticipate it will. In addition, the Company has a policy of reviewing, the credit standing of the customers, the clearing broker and financial institutions with which it conducts business.

NOTE B – Summary of significant accounting policies, continued

As of December 31, 2023, the Company had no other significant concentrations of credit risk.

Receivables from broker and customers and allowances

Receivables from broker and customers totaled $265,506 and $314,018, at December 31, 2023 and 2022, respectively. Receivables from broker included $1,475 of unsettled regular-way trades. Receivables from broker and customers are recorded and carried at the amount expected to be collected. Management considers historical experience, credit quality of customers, current economic conditions and other factors that may affect the Company's ability to collect from customers when assessing the need for an allowance for credit losses. The Company has not experienced significant nonperformance by any customer in 2023 and 2022. Based upon management's assessment as of December 31, 2023, no allowance for receivables was recorded as of December 31, 2023.

Equipment and leasehold improvements

Equipment and leasehold improvements consisted of the following at December 31, 2023:

Furniture and fixtures	$ 160,508
Office equipment	268,871
Leasehold improvements	27,974
	457,353
Less accumulated depreciation	(435,698)
	$ 21,655

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 7 years for furniture and fixtures and 3 years for office equipment. Leasehold improvements are amortized over the shorter of their estimated useful life or the term of the lease.

Income taxes

The Company is not required to file Federal or state income tax returns. Due to being a single member limited liability company, the Company's income, gains, losses, deductions and credits are included on Holdings' tax return. Accordingly, there is no provision for income taxes in the accompanying financial statements. Holdings, as a limited liability company, is not subject to Federal or state income taxes and each of its members are required to report on their Federal and state income tax returns their share of Holdings' income, gains, losses, deductions and credits.

Reclassification

Certain amounts in the financial statements for 2022 have been reclassified to conform to the 2023 presentation.

NOTE B – Summary of significant accounting policies, continued

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2023 and February 27, 2024, which is the date that the financial statements were issued, for possible recognition or disclosure in the financial statements as disclosed below.

Office Lease

The Company is finalizing an amendment to their existing lease (see Note D – Lease Commitments for additional disclosures of the current lease) for their office space beginning February 1, 2024 (Amendment). The Amendment extends the current lease by 36 months through January 31, 2027. The rentable square footage will be reduced along with rent payments. Future minimum lease payments under the amended lease agreement as of February 1, 2024 are $482,508.

Under ASU No. 2016-02, Leases (Topic 842), the Company recorded a right-of-use asset and related lease liability of $406,684 as of February 1, 2024 utilizing a discount rate of 10.75%.

NOTE C – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the Internal Revenue Service. The Company is required to contribute 3% of the employees' compensation, regardless of the individual's participation. Profit sharing contributions to the plan are discretionary and determined by management based on the Company's financial performance in the calendar year. Total contributions to the plan were $110,960 for the year ended December 31, 2023.

NOTE D – Lease commitments

In 2013, Holdings decided to relocate the Company's office space and entered into a non-cancelable ten-year operating lease commencing on February 1, 2014.

During 2016, the landlord asked Holdings to relocate the Company's offices to a different floor in the same building at the landlord's expense. Holdings and the landlord amended the original operating lease agreement which resulted in a reduction of lease expense commencing upon relocation. The amended lease did not alter the original length of the lease term. On January 15, 2017, the rental obligations under this lease were assumed by the Company. The Company relocated on October 9, 2017. Rent expense totaled $243,356 for the year ended December 31, 2023.

The office space lease agreement provides for escalating rent payments at various times during the lease term. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. An aggregate difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis is $7,007 at December 31, 2023. In

NOTE D – Lease commitments, continued

addition, the landlord provided a tenant improvement allowance of $200,000 for leasehold improvements which is deferred and accreted on a straight-line basis over the lease term as a reduction of rent expense. As of December 31, 2023, the leasehold allowance, net of accretion, was $1,667.

As of December 31, 2023, the right-of-use asset is $20,005 and the related lease liability is $28,682. The lease liability was calculated utilizing a discount rate of 6%. The operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's operating lease does not provide an implicit rate, the Company estimated its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense is recognized on a straight-line basis over the lease term.

Future minimum lease payments under lease agreement as of December 31, 2023 are as follows:

2024	$	28,825
Total lease payments		28,825
Less: interest		(143)
Present value of lease liabilities	$	28,682

NOTE E – Net capital requirements

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the Securities and Exchange Commission and administered by FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2023 was $20,632. At December 31, 2023, the Company's net capital was $603,919 and exceeded the minimum net capital requirement by $583,287. The Company's ratio of aggregate indebtedness at December 31, 2023 was .51 to 1. The Company is exempt under provision (k)(2)(ii) of the Securities Exchange Act of 1934 Rule 15c3-3 from the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

NOTE F – Cash and restricted cash for statement of cash flows

The following table provides a reconciliation of cash reported within the accompanying statement of financial condition that sum to cash and restricted cash shown in the statement of cash flows:

	December 31, 2023
Cash	$ 542,100
Restricted cash	216,397
Total cash and restricted cash as shown in the statement of cash flows	$ 758,497

Restricted cash is further described in Note B.

Supplemental Information

NORTHCOAST RESEARCH PARTNERS, LLC

COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND STATEMENT PURSUANT TO RULE 17a-5(d)(2)(iii)

DECEMBER 31, 2022

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

Total member's equity from statement of financial condition	$ 1,031,358
Nonallowable assets:	
Restricted cash	216,397
Receivables	151,923
Equipment and leasehold improvements, net	21,655
Prepaid expenses	37,464
Total nonallowable assets	427,439
Net capital	$ 603,919
Net capital requirement (greater of $5,000 or 6-2/3% aggregate indebtedness)	$ 20,632
Excess net capital	$ 583,287
Total aggregate indebtedness	$ 309,483
Percentage of aggregate indebtedness to net capital	.51 to 1

Statement Pursuant to Rule 17a-5(d)(2)(iii)

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of December 31, 2023.

Supplemental Reports

Barnes Wendling CPAs Since 1946

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Northcoast Research Holdings, LLC, the Sole Member of
Northcoast Research Partners, LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Northcoast Research Partners, LLC Exemption Report Confidential Pursuant to Rule 17a-5(e)(3), in which (1) Northcoast Research Partners, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Barnes Wendling CPAs, Inc.

Barnes Wendling CPAs, Inc.
Cleveland, Ohio
February 27, 2024

1350 Euclid Ave., Ste. 1400
Cleveland, OH 44115-1830
P 216.566.9000 • f 216.566.9321

5050 Waterford Drive
Sheffield Village, OH 44035-1497
P 440.934.3850 • f 440.934.3950

5002 Timber Commons Drive
Sandusky, OH 44870-8906
P 419.626.3627 • f 419.626.3796

Toll free 800.369.6375 | barneswendling.com

NORTHCOAST RESEARCH PARTNERS, LLC
EXEMPTION REPORT

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

Northcoast Research Partners, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Northcoast Research Partners, LLC

I, Sal Raffa, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sal Raffa
Executive Managing Director and Chief Financial Officer

February 27, 2024